Barbara L. Borden (858) 550-6064 bordenbl@cooley.com	VIA EDGAR

January 22, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Sophiris Bio Inc.
Confidential Draft Registration Statement on Form S-1 (File No. 377-00062)
Revision No. 1

Dear Mr. Riedler:

Enclosed on behalf of our client, Sophiris Bio Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 1”). Revision No. 1 updates the Company’s confidential draft registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on December 7, 2012. The copy of Revision No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally submitted on December 7, 2012.

Revision No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 3, 2013 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Revision No. 1.

Staff Comments and Company Responses

General

1. We note that the Company completed its initial public offering in Canada and listed its shares on the Toronto Stock Exchange in 2004. Supplementally advise, with a view to disclosure, why this Canadian IPO was not required to be registered under the Securities Act or Exchange Act?

Response: The Company respectfully advises the Staff that at the time of the Company’s 2004 initial public offering in Canada, the Company’s headquarters and substantially all of its operations were in Canada and the public offering was conducted in Canada (specifically, the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Northwest Territories) to Canadian investors. To the extent that any shares of the Company were sold to U.S. investors in the past, such sales have been pursuant to exemptions from registration under the applicable U.S. and state securities law.

January 22, 2013

2. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response: The Company acknowledges the Staff’s comment.

3. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment.

4. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of Revision No. 1 and the other graphics that are presently included in Revision No. 1. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act and no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Commission.

January 22, 2013

6. We will deliver comments to your confidential treatment request under separate cover.

Response: The Company acknowledges the Staff’s comment.

Risk Factors

“If we are not successful in attracting and retaining…” page 27

7. Please identify any individuals, other than your executive officers, that you consider “key employees.” In addition, to the extent your business is substantially dependent on your arrangements with any of your scientific or clinical advisors, please identify those relationships and file any agreements with those advisors as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S- K.

Response: The Company respectfully advises the Staff that there are no other individuals, other than the Company’s executive officers, that it considers “key employees” and that the Company’s business is not substantially dependent on its arrangements with any of the Company’s scientific or clinical advisors.

“Our employees may engage in misconduct…” page 28

8. To the extent you have experienced or are aware of problems with employee fraud or misconduct, please revise your disclosure to describe these problems.

Response: The Company respectfully advises the Staff that it has not experienced and is not aware of problems with employee fraud or misconduct.

“Third party claims of intellectual property infringement…” page 33

9. You state that you are aware of at least one third-party patent that may be relevant to your product candidates. If you have received any notice from any third party regarding infringement of its intellectual property please expand your disclosure to identify the notice and the circumstances relating thereto.

Response: The Company respectfully advises the Staff that it has not received any notice from any third party regarding infringement of the Company’s intellectual property.

January 22, 2013

“If we fail to comply with our obligations…”, page 34

10. We note your disclosure that you “are party to a number of technology licenses that are essential to [your] business.” We note that you have described and filed as exhibits your two license agreements with UVIC Industry Partnerships Inc. If you have additional licensing agreements on which your business is substantially dependent, please describe the materials terms of those agreements and file copies of them as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully advises the Staff that there are no additional licensing agreements on which the Company’s business is substantially dependent other than those that are described in Revision No. 1 and that are filed as exhibits thereto.

“We may be involved in lawsuits…” page 34

11. If you are aware of any infringement by a third party of your intellectual property please expand your disclosure to identify the notice and the circumstances relating thereto.

Response: The Company respectfully advises the Staff that it is not aware of any infringement by a third party of the Company’s intellectual property.

“Obtaining and maintaining our patent protection depends on compliance…” page 34

12. If you are aware of any current noncompliance or the potential abandonment or lapse of any of your patents or patent applications, please expand your disclosure to identify the circumstances related thereto.

Response: The Company respectfully advises the Staff that it is not aware of any current noncompliance or the potential abandonment or lapse of any of the Company’s patents or patent applications.

“We may be subject to claims that our employees…” page 35

13. To the extent you have experienced or are aware of problems with employee misuse or inappropriate disclosure of third party confidential information please revise your disclosure to describe these problems.

Response: The Company respectfully advises the Staff that it has not experienced, nor is it aware of, problems with employee misuse or inappropriate disclosure of third party confidential information.

January 22, 2013

“U.S. holders of our shares may suffer adverse tax consequences…” page 35

14. In this risk factor disclose that, because you are uncertain whether, should you be classified as a PFIC, you would furnish the information necessary for a U.S. holder to make a qualified electing fund (“QEF”) election, U.S. holders may not be able to obtain relief from the PFIC rules afforded by the QEF election.

Response: The Company has revised the disclosure on pages 35 and 36 of Revision No. 1.

“We may not be able to protect our intellectual property rights…” page 35

15. You state on page 78 that you have had patents issued in China. Please disclose that China is one of the countries that has provided less protection to a company’s intellectual property than the United States.

Response: The Company has revised the disclosure on pages 34 and 79 of Revision No. 1.

“Sales of a substantial number of our common shares…”, page 39

16. We note that certain of your common shares will be subject to lock up agreements. Please revise this disclosure to identify the parties to these agreements, and file the agreements as exhibits to the registration statement.

Response: The Company has revised the disclosure on page 39 of Revision No. 1 and respectfully advises the Staff that it intends to file the “form of” lock-up agreement as an exhibit to the Underwriting Agreement which is Exhibit 1.1 to the Registration Statement and will be filed by amendment when fully negotiated.

Use of Proceeds, page 45

17. We note your disclosure that you may use a portion of the proceeds of this offering for general corporate purposes, including debt service. Pursuant to Instruction #4 to Item 504 of Regulation S-K, to the extent that any material part of the proceeds will be used to discharge indebtedness, please expand your disclosure in this section to include the interest rate and maturity of such indebtedness.

Response: The Company has revised the disclosure on page 45 of Revision No.1 and respectfully advises the Staff that the prior disclosure of an intent to use the proceeds for “debt service” was not intended to mean “discharge indebtedness” as contemplated by Instruction #4 to Item 504 of Regulation S-K.

January 22, 2013

Capitalization, page 46

18. The capitalization table is not supposed to function as a balance sheet. Accordingly, delete the “cash and cash equivalents” item.

Response: The Company acknowledges that the capitalization table is not a presentation of the Company’s balance sheet. However, we believe it is customary to include the “cash and cash equivalents” item in the capitalization section of the prospectus for initial public offerings of life sciences companies and the Company believes that investors are accustomed to seeing that information in the capitalization section of a prospectus. For that reason, and because the Company believes it is useful disclosure, the Company has not revised page 46 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Kissei Pharmaceuticals License Agreement, page 52

Exclusive License Agreements, page 65

19. You describe the royalty payments you may receive from Kissei Pharmaceuticals on page 52 and under “Strategic Relationship with Kissei Pharmaceutical Co., Ltd.” on page 79 as being in the “low double digits.” Similarly, we note your descriptions of the royalty payments payable to UVIC and Johns Hopkins on page 65 and under “Technology License” on page 78 as being in the “low double digits.” Please revise these sections to specify the amount of royalties receivable expressed as a percentage or range within 10% (i.e. teens, twenties, etc.).

Response: The Company has revised the disclosure on pages 53, 65, 80 and F-27 of Revision No. 1.

Critical Accounting Policies and Significant Judgments and Estimates

Accrued Research and Development Expenses, page 57

20. For each period presented, please disclose the adjustments to your accrued research and development expenses for changes in prior period estimates. In addition, please disclose a sensitivity analysis around the estimate which quantifies the impact that reasonably likely changes in its estimate would have on reported results, financial position and liquidity.

Response: The Company respectfully advises the Staff that adjustments to prior period estimates have not been material as no adjustment individually or in the aggregate for any period presented exceeded $50,000. The Company has revised the disclosure on page 58 of Revision No. 1 to reflect this. It should also be noted that the Company expects the accruals related to its research and development activities to increase dramatically, when compared to prior periods, as the Company moves into pivotal studies.

January 22, 2013

Business

PRX302 for the Treatment of Symptoms of BPH—TRIUMPH Phase 2b Randomized, Double-Blind, Placebo-Controlled Clinical Trial, page 72

21. We note your disclosure that you achieved the primary endpoint of the TRIUMPH clinical trial, which was a statistically significant improvement in IPSS. Please expand your discussion to identify the p-values and to explain what the p-values measure.

Response: The Company has revised the disclosure on page 73 of Revision No. 1 to include p-values and has revised the description of p-values under the graph on page 74 of Revision No. 1.

Manufacturing, page 77

22. You disclose that you rely on a single third party for the manufacture of PRX302 and for fill and testing services. Please expand your disclosure to describe the material terms of your 2011 manufacturing and supply agreement with Boehringer Ingelheim RCV GmbH & Co KG, including the duration of the contract and the provisions related to termination. In addition, please file a copy of that agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please explain why your business is not substantially dependent on this agreement.

Response: The Company has revised the disclosure on page 78 of Revision No. 1 to describe the material terms of the manufacturing and supply agreement with Boehringer Ingelheim RCV GmbH & Co KG and has filed a copy of that agreement as Exhibit 10.23. The Company has requested confidential treatment for certain portions of such agreement pursuant to a confidential treatment request sent under separate cover to the Staff on even date herewith.

Intellectual Property, page 77

23. We note your disclosure that you own or a number of patents and patent applications covering PRX302 in several jurisdictions. Please revise your disclosure to identify which patents you own and which you license.

Response: The Company has revised the disclosure on page 79 of Revision No. 1.

U.S. Patent Term Restoration and Marketing Exclusivity, page 84

24. We refer you to the discussion of market exclusivity in the second paragraph of this section. Please include the full name of the BPCIA.

Response: The Company has revised the disclosure on page 86 of Revision No. 1.

January 22, 2013

Executive and Director Compensation, page 95

25. Please update your disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012. For additional information, please refer to Compliance & Disclosure Interpretation 117.05.

Response: The Company has revised the disclosure on pages 96 – 108 of Revision No. 1.

Employment Agreements with Executive Officers, page 102

26. We note your disclosure on page 106 that the employment agreement you entered into with Mr. Woods provides for certain severance benefits. Please provide additional disclosure regarding the material terms of this employment agreement, including his base salary, bonus provisions, long-term compensation, and any termination and/or change of control benefits to which he may be entitled.

Response: The Company has revised the disclosure on pages 102, 106 and 107 of Revision No. 1.

Termination and Change of Control Benefits, page 106

27. Please expand your discussion of the consulting agreements with Dr. Merchant and Ms. Merchant to include a brief description of the material terms of these agreements.

Response: The Company respectfully advises the Staff that due to the fact that Dr. and Mrs. Merchant are no longer considered named executive officers of the Company, all disclosure relating to these individuals has been removed from the executive and director compensation section of Revision No.1 and their consulting agreements have been removed from the exhibit list and will not be filed when the Registration Statement is filed.

Non-Employee Director Compensation, page 106

28. Please file a copy of your non-employee director compensation program, or if it is not set forth in a formal document, a written description of the program as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company has included a written description of the non-employee director compensation program as Exhibit 10.24 to Revision No. 1.

January 22, 2013

Certain Relationships and Related Party Transactions

Private Placements, page 110

29. We note that you identify three tranches of Warburg Pincus’s investment under your investment agreement with it. However, we note that only two forms of common share purchase warrant are filed as Exhibits 4.3 and 4.4. Please file the third form of warrant as an exhibit pursuant to Item 601(b)(4)(i) of Regulation S-K.

Response: The Company respectfully advises the Staff that there are only two forms of warrant for the closings under the Investment Agreement, one issued to in the initial closing and one issued in each of the following closings. The Company has revised in the Exhibit Index and the list of exhibit in Item 16 of Revision No. 1 to clarify that the exhibits are “forms of” warrant issued in connection with certain closings under the Investment Agreement.

Principal Shareholders, page 113

30. Please update the table on page 113 to reflect the information required by Item 403 of Regulation S-K as of the most recent practicable date.

Response: The Company has revised the disclosure on pages 113 and 114 of Revision No. 1.

31. We note that under “Investment Agreement” on page 111, you identify Lion Capital Corp. as a holder of five percent or more of your outstanding share capital. Please advise why Lion Capital Corp. is not included in the table on page 113. Alternatively, please revise the table to include this shareholder pursuant to Item 403 of Regulation S-K.

Response: The Company respectfully advises the Staff that Lions Capital Corp. was, at the time of the Investment Agreement, the fund manager for two funds holding, in aggregate, more than 5% of our outstanding share capital. Since that management arrangement is no longer in place, Lions Capital Corp. is no longer 5% holder. The beneficial ownership of these shares is now reflected on pages 113 and 114 of Revision No. 1. as shares owned by BC Advantage Funds (VCC) Ltd. and Lions Liquidity Investment Fund I Limited Partnership. The Company has revised the disclosure on page 111 of Revision No. 1 to clarify the relationship between Lions Capital Corp and BC Advantage Funds (VCC) Ltd.

Description of Share Capital, page 115

32. Please expand this section to include a discussion of any provision(s) of your articles that may delay, defer or prevent a change in control of the company, or cross-reference to such discussion, such as the risk factor disclosure entitled, “Our charter documents, certain related party contracts, and…” on page 41. Please refer to Item 202(a)(5) of Regulation S-K.

January 22, 2013

Response: The Company respectfully advises the Staff that there are no provisions in the Company’s articles that delay, defer or prevent a change in control of the Company. The Company has revised the disclosure on page 118 of Revision No. 1 to include information regarding amendments to the Company’s articles and notice of articles, which appears in the risk factor on page 41 of Revision No. 1. The information regarding cumulative voting that appears in the risk factor on page 41 of Revision No. 1 is included in the disclosure on page 116 of Revision No. 1 under the subheading “Common Shares.” Information regarding the protective provisions which may restrict the Company’s ability to affect a change of control is included on pages 117 and 118 of Revision No. 1 under the heading “Protective Provisions.” Information regarding the Board’s ability to issue preferred shares is included in the disclosure on page 116 of Revision No. 1.

Common Shares—Outstanding Shares, page 115

33. Please clarify the third paragraph to reflect your authorized share capital and your outstanding share capital following the offering.

Response: The Company has revised the disclosure on page 115 of Revision No. 1 to add a space where the Company will insert the number of common shares which will be issued and outstanding following the offering.

Share Capital—Common Shares, page 115

34. Please expand your disclosure to indicate the voting threshold for matters besides election of directors that may be voted on by holders of your common stock.

Response: The Company has revised the disclosure on page 116 of Revision No. 1.

Material Differences between the BCBCA and the DGCL, page 119

35. Disclose whether the BCBCA and/or your articles of association, when compared to the DGCL, permit:

•	cumulative voting;

•

the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares;

•	a director to vote on a matter in which he or she has an interest; and

•	shareholders to access corporate records.

Response: The Company has revised the disclosure on pages 121, 122 and 123 of Revision No. 1.

January 22, 2013

Canadian Federal Income Tax Information, page 129

36. An investor is entitled to know of the material Canadian federal income tax consequences, and not just considerations, regarding the ownership and disposition of your common shares. Revise the first paragraph of this section accordingly.

Response: The Company has revised the disclosure on page 130 of Revision No. 1.

37. An investor is entitled to rely on the Canadian tax information disclosed in the registration statement. Therefore, delete your disclaimer that the Canadian tax “summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder” as this implies that an investor may not so rely on the Canadian tax disclosure. You may continue to state that an investor should consult his or her tax advisor regarding the tax consequences specific to that investor.

Response: The Company has revised the disclosure on page 131 of Revision No. 1.

Underwriting

Conflicts of Interest, page 134

38. If the underwriters or their respective affiliates have engaged in transactions with you or provided services to you that constitute a material relationship, please expand your disclosure to indicate the nature of any such relationship pursuant to Item 508(a) of Regulation S-K.

Response: The Company respectfully advises the Staff that the underwriters and their respective affiliates have not engaged in transactions with the Company or provided services to the Company that constitute a material relationship.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

39. Please revise your filing to include an audit report that includes a typed signature of your accounting firm as required by Rule 2-02(a) of Regulation S-X and Rule 232.302 of Regulation S-T.

Response: The Company has revised page F-2 of Revision No. 1.

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-14

40. Please revise your filing to disclose your adoption of relevant new accounting pronouncements. Please specifically address your adoption of ASU 2009-13 and ASU 2010-17.

Response: The Company has revised the disclosure on page F-15 of Revision No. 1.

January 22, 2013

Note 14. License Agreements

Kissei Agreement, page F-25

41. Please tell us how you determined the license had stand-alone value. Also, explain to us why company’s requirement to file, prosecute and maintain all of the patents in Japan and provide technical information to Kissei during the term of the agreement are not considered to be undelivered performance obligations related to the upfront payment.

Response: In accounting for the licensing agreement with Kissei, the Company considered the relevant guidance under ASC 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC 605-25), as amended by Accounting Standards Update 2009-13, Revenue Recognition: Multiple Deliverable Revenue Arrangements (ASU 2009-13) as there are multiple deliverables under the terms of the contract. The most significant deliverable in the arrangement is the exclusive license provided to Kissei to use the patents to perform research and development and to commercialize the intellectual property in Japan and/or to sub-license the patents to other parties in Japan. Other deliverables are the exchange of technical information and participation in periodic development meetings with Kissei, the terms of which have been described further below. Also below is a description of the Company’s assessment of its responsibilities over the status of the patents below.

As noted in the revised disclosure in response to comment 40, the Company elected to adopt the provisions of ASU 2009-13, as of January 1, 2010. ASC 605-25, as amended by ASU 2009-13, states that a delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer and to the extent there is a general right of return of the delivered item, that the delivery or performance of the undelivered item(s) is probable and substantially in the control of the vendor. The following is a summary of the Company’s original assessment of the criteria below.

In accordance with the provisions of ASC 605-25, as amended, the Company concluded that the license represents a separate unit of accounting. There was no right of return relating to the license. Further, although the license relates to intellectual property which is in the course of development, the Company believes that the license has stand-alone value distinct from the other deliverables in the contract for the following reasons:

•	Kissei could derive economic benefit through its right to further sub-license the patent in Japan, which the Company believes is a sufficient indicator of stand-alone value as per ASC 605-25-25-5a.

•

Kissei has the skills, expertise and resources to develop, market and sell the product in Japan The Company has no obligation to perform research and development services, marketing or selling services nor other similar types of obligations on behalf of Kissei, the existence of which obligations might otherwise cast doubt as to whether the license has stand-alone value.

January 22, 2013

The remaining deliverable relates to the participation in periodic meetings with Kissei for the exchange of technical information. The Company has concluded that the participation in these periodic meetings represents a separate unit of accounting. The Company has further concluded that the relative selling price associated with our participation in such periodic meetings is nominal. The Company considered the following factors in reaching this conclusion: (i) the cost of participating in these meetings would primarily consist of the Company’s R&D technicians’ time and would not be significant, and (ii) travel costs relating to the Company’s participation in these meetings would be reimbursed by Kissei. On the basis of this conclusion, the Company has not deferred any portion of the upfront consideration attributable to participating in these meetings.

The Company also assessed whether the obligation to file, prosecute and maintain the licensed patents in Japan was a separate deliverable under the terms of the contract. At the time of contract execution, the Company filed in Japan two of the four patents listed in the contract. The patents yet to be filed in Japan are extensions of our U.S. patents. The contract with Kissei does not require the Company to develop patents that are outside its normal course of business. The remaining work relating to the unfiled patents was administrative in nature and perfunctory. The main cost of filing a patent in Japan is translation of the data into Japanese, which is nominal. Therefore the Company believes that the requirement to file the two remaining patents in Japan does not constitute a material undelivered obligation which would require deferral of a portion of the $3 million upfront payment.

The Company has previously reviewed the terms of SAB Topic 13A paragraph 3 (g) and notes that it indicates that incurring costs to defend a legal and valid patent are not typically identified as a deliverable under a contract that otherwise meets relevant revenue recognition criteria.

In light of the above factors, the Company concluded that it was appropriate to recognize the upfront payment of $3 million as revenue in its entirety immediately upon delivery of the license.

42. Please revise your filing to disclose each individual milestone and related contingent consideration as required by ASC 605-28-50-2b. At a minimum, disclose potential future milestones by category for each indication, i.e. completion of development activities, regulatory approval, and achievement of product sales.

Response: The Company has revised the disclosure on pages 52 and F-26 of Revision No. 1.

January 22, 2013

Item 15 Recent Sales of Unregistered Securities, page II-3

43. Disclose whether the offers, sales and issuance of the securities described in paragraph (1) of this section were made in reliance on Regulation S. Supplementally, advise whether the Company was a foreign private issuer at the time of the transaction described in paragraph (1).

Response: The Company respectfully advises that Staff, that pursuant to Item 701 of Regulation S-K, previous disclosure in Item 15 for years prior to 2010 has been removed in Revision No. 1.

Item 16(a) Exhibits, page II-3

44. We note that you have listed the standard lease with Allison-Zonker, L.P. as Exhibit 10.23. This exhibit appears to be an additional office service agreement with RGN Management Limited Partnership. Please confirm that the Allison-Zonker lease is filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K and any additional material contracts are properly filed and identified.

Response: The Company previously filed the incorrect agreement as Exhibit 10.23 and has refilled the Standard Lease by and between Allison-Zongker, L.P. and the Company as Exhibit 10.17 (Note: the exhibit numbers have changed due to the removal of certain management contracts that are no longer required to be filed).

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Revision No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (858) 550-6064.

Sincerely,

Cooley LLP

/s/ Barbara L. Borden

Barbara L. Borden, Esq.

cc:	Peter Slover, Sophiris Bio Inc.